ARTICLE II

                            MEETINGS OF SHAREHOLDERS

Section 2.        Annual Meeting

                  The annual meeting of shareholders shall be held on the 3rd Tuesday in June of each year, if not a legal holiday, and, if a legal holiday, then on the next business day thereafter, or on such date as shall be determined
by   the  Board  of  Directors,  and  the  shareholders  shall  then  elect a Board of Directors and transact such other business as may properly be brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by, at the direction of or upon authority granted by the Board of Directors, (b) otherwise brought before the meeting by, at the direction of or upon authority granted by the Board of Directors, or (c) subject to ARTICLE II, Section 10 hereof, otherwise properly brought before the meeting by a shareholder. For business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the Company. To be timely, a shareholder's notice must be received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the meeting; provided, however, that, in the event that less than 70 days' notice of the date of the meeting is given to shareholders and public disclosure of the meeting date, pursuant to a press release, is either not made or is made less than 70 days prior to the meeting date, then notice by the shareholder to be timely must be so received not later than the close of business on the tenth day following the earlier of (a) the day on which such notice of the date of the annual meeting was mailed to shareholders or (b) the day on which any such public disclosure was made.

                  A shareholder's notice to the Secretary must set forth as to each matter the shareholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting, and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on the Company's books, of the shareholder proposing such business, (c) the class and number of shares of the Company which are beneficially owned by the shareholder, and (d) any material interest of the shareholder in such business. Notwithstanding anything in the By-Laws to the contrary, but subject to ARTICLE II, Section 10 hereof, no business shall be conducted at an annual meeting except in accordance with the procedures set forth in this Section 2. The Chairman of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Section 2, and, if he should so determine, he shall so declare to the meeting, and any such business not properly brought before the meeting shall not be transacted.